Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES RESULTS FOR THE QUARTER ENDED MARCH 31, 2017
Edmonton, Alberta, May 2, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2017.
Martin Ferron, President and Chief Executive Officer of the Company stated, “We are very pleased to have made another exceptional start to a year and to have clearly demonstrated the excellent performance we are capable of as market conditions continue to improve. Of particular note is that these results were achieved from around 10% and 20% lower prices than in Q1/2016 and from the start of the deep cyclical downturn in the oil industry, respectively.”
Further Mr. Ferron commented, “Unfortunately, the recent loss of an overburden stripping contract, due to a production plant fire at the mine site, will likely result in a more normal, seasonally slow, second quarter. However, beyond that, we believe that the work opportunities exist, both within and outside the oil sands, for us to meet our growth targets for the full year.”
The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.
Highlights of the First Quarter Ended March 31, 2017
•
Revenue for the quarter ended March 31, 2017 was $92.8 million, compared to $78.5 million for the quarter ended March 31, 2016, an increase of 18.2%. Consolidated EBITDA for the quarter was $30.3 million, compared to $25.9 million for the quarter ended March 31, 2016, an improvement of 17.0%.

•	On March 15, 2017 the Company closed an offering of 5.50% convertible unsecured subordinated debentures due March 31, 2024 for gross proceeds of $40.0 million.
Highlights of Events Post First Quarter
•
On April 1, 2017 the Company entered into a partnership agreement with Dene Sky Site Services (“Dene Sky”), a private First Nations business based in Janvier, Alberta. The partnership will operate under the name Dene North Site Services and will operate primarily in Northern Alberta. The Company believes the arrangement will expand its services to both the oil sands mining and in-situ markets. The partnership is expected to provide the Company access to additional work including earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services.

Declaration of Quarterly Dividend
On May 1, 2017 the NAEP Board of Directors declared a quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on May 31, 2017.  The Dividend will be paid on July 7, 2017 and is an eligible dividend for Canadian income tax purposes.

NEWS RELEASE

Consolidated Financial Highlights

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$92,842	$78,513	$14,329
Project costs	29,207	24,950	4,257
Equipment costs	26,055	20,865	5,190
Depreciation	14,558	14,259	299
Gross profit(1)	$23,022	$18,439	$4,583
Gross profit margin(1)	24.8%	23.5%	1.3%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,017	6,324	(307)
Stock-based compensation expense	2,058	997	1,061
Operating income	14,449	10,713	3,736
Interest expense	1,366	1,656	(290)
Net income	9,599	6,414	3,185
Net income margin(1)	10.3%	8.2%	2.1%
EBITDA(1)	29,362	25,349	4,013
Consolidated EBITDA(1)	30,282	25,911	4,371
Consolidated EBITDA margin(1)	32.6%	33.0%	(0.4)%

Per share information
Net income - Basic	$0.34	$0.20	$0.14
Net income - Diluted	$0.31	$0.19	$0.12

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net income to EBITDA and Consolidated EBITDA follows below under “Non-GAAP Financial Measures”.

Results for the First Quarter Ended March 31, 2017
For the three months ended March 31, 2017, revenue was $92.8 million, up from $78.5 million in the same period last year.  Revenue was up in the current period, compared to last year as a result of an expanded winter works program driven by the award of reclamation work at the Mildred Lake mine site which more than offset lower overburden removal and tailings pond support activity at the Millennium mine site. Mine support activities at the Kearl mine site contributed to the Company’s revenue for both periods.
For the three months ended March 31, 2017, gross profit was $23.0 million, or 24.8% gross profit margin, up from $18.4 million, or 23.5% gross profit margin, in the same period last year. The higher gross profit in the current period was driven by higher revenue. The improved gross profit margin was achieved through continued improved operating performance despite lower pricing negotiated by the Company’s customers on its long-term service agreements.
For the three months ended March 31, 2017, depreciation was $14.6 million, up slightly from $14.3 million in the same period last year.
For the three months ended March 31, 2017, the Company recorded operating income of $14.4 million, up from $10.7 million for the same period last year. General and administrative expense, excluding stock-based compensation, was $6.0 million for the quarter, down from $6.3 million for the same period last year, reflecting the benefits gained from cost-saving initiatives implemented over the past year.
Stock-based compensation expense increased $1.1 million compared to the prior year primarily as a result of the effect of the higher share price on the carrying value of the liability classified award plans.

NEWS RELEASE

For the three months ended March 31, 2017, the Company recorded $9.6 million net income (basic income per share of $0.34 and diluted income per share of $0.31), compared to $6.4 million net income (basic income per share of $0.20 and diluted income per share of $0.19) recorded for the same period last year.  The net income improvement in the current quarter was achieved despite the recording of $2.1 million in stock-based compensation expense in the current quarter, compared to $1.0 million in stock-based compensation expense recorded in the same period last year.
Interest expense was $1.4 million for the quarter, down from $1.7 million for the same period last year, primarily due to the redemptions of the Series 1 Debentures in prior quarters partially offset by the issuance of Convertible Debentures at the end of the current quarter.  The Company recorded $3.5 million of deferred income tax expense in the current period compared to the $2.6 million of deferred income tax expense recorded in the prior year driven by higher income in the current period. The variance between the basic income per share in the current period and the basic income per share in the prior period is partially affected by the reduction in the weighted average number of issued and outstanding common shares, to 28,004,778 as at March 31, 2017 compared to 31,681,357 as at March 31, 2016. The variance between the diluted income per share in the current period and the diluted income per share in the prior period is also affected by the increase in treasury shares purchased and held in the Company’s trust, stock options vested and exercisable and the weighted average effect of the Company’s newly issued convertible debentures. As part of determining the dilutive effect of the Company’s convertible debentures on diluted income per share, $0.1 million of interest was added back to its net income and 696,365 weighted average shares for the period from the Company’s Convertible Debentures was added to its weighted average number of common shares for the period.
Outlook
Although the much watched weekly oil inventory levels in the US are drawing wide ranging conclusions, it is the Company’s view that a re-balancing of oil supply and demand appears to be underway. Therefore, although the deep and unusually long cyclical downturn in the oil industry is into its third year, the worst seems to be in the past. The oil price appears to have stabilized at around US$50 per barrel and may head higher as 2017 unfolds.
In response to the downturn, most of the Company’s oil sands mining customers elected to increase their production and all slashed their expenses in order to lower operating costs per barrel. While it is unlikely that new mines will be announced until oil prices are much higher, it is important to note that the new Fort Hills mine is due on-stream late this year and the drive for increased production on most existing mines should lead to greater volumes of recurring mine services for the Company to address.
Several of the Company’s customers have achieved operating cost savings per barrel of around 30% in Canadian dollar terms, which equates to about 50% in US dollars, due to the depreciation of the Canadian dollar, in which most expenses are incurred. As the Canadian dollar is not expected to significantly appreciate in 2017, this situation provides the Company’s customers with a meaningful cost advantage to exploit. This seems to be translating into more work opportunities for the Company, such as a reclamation project that bolstered first quarter results.
Another example of a high production driven work opportunity was the overburden stripping contract the Company was awarded in January and planned to commence in this second quarter. Unfortunately, due to a plant fire at the mine site, the job was recently cancelled, which will likely result in a more normal, seasonally slow, spring break-up period for the Company.
In the first quarter the Company also extended a near expiration Master Service Agreement (“MSA”) on a sole sourced, negotiated basis with a key customer which means that the Company is not faced with another expiration situation until late 2020. Therefore, the Company has come through the downturn with all of its MSAs intact or expanded, which it believes underpins its revenue expectations for several years.

NEWS RELEASE

In other resource industries, such as coal, iron ore, base metals, and precious metals, the Company has seen much increased bidding activity and opportunities. The Company was successful in winning a summer 2016 tailings dam construction job at the Red Chris copper mine in British Columbia, which the Company anticipates will be extended into 2017. This project represents the first of what the Company believes will be a stream of future opportunities from its diversification activities in this sector, as commodity pricing and associated development activity improves. The Company hopes to be able to announce further such awards as the year progresses.
The Company’s business development work in the infrastructure sector continues and it has received additional partnering requests and opportunities to participate in major infrastructure projects. The Company was very pleased to qualify to bid for the Fargo-Moorhead flood mitigation project, in the northern US, as part of a strong consortium. The bid will be completed in Q1/2018, with an award expected in Q3/2018 to the successful proponent.
The Company definitely views the infrastructure sector as a positive opportunity and is actively pursuing both major and minor projects. In major infrastructure projects, the Company seeks to find strong senior partners with mega-project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If the Company’s partnership is successful in the tender, it looks to self-perform the earthworks while also contributing to the overall project management team. In situations where the Company’s project team is not awarded the work, it will continue to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). The Company believes the project insight and knowledge gained by being a project partner increases its ability to accurately assess risk and price as a subcontractor.
The Company’s recent debt restructuring initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to allow the Company to remain competitive in its pricing and provide it with the ability to take advantage of organic growth and acquisition opportunities.
In summary, the Company continues to pursue heavy civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and infrastructure projects. The Company is excited about its organic growth potential and believes it can capitalize on it to grow both Consolidated EBITDA and free cash flow significantly over the next three years. Although the cancellation of the overburden stripping contract, mentioned earlier, is another adverse event for the Company to deal with, the Company believes that it has the work opportunities to still meet its financial growth targets for 2017.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended March 31, 2017 tomorrow, Wednesday, May 3, 2017 at 9:00am Eastern time.
The call can be accessed by dialing:
Toll free: 1-866-521-4909
International: 1-647-427-2311
A replay will be available through June 3, 2017, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 4643011

NEWS RELEASE

The live and archived webcast can be accessed at:
http://www.gowebcasting.com/8438
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (“SEC”) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “gross profit margin”, “EBITDA”, “Consolidated EBITDA”, (as defined in the Sixth Amended and Restated Credit Agreement, the “Credit Facility”),  and “free cash flow”.
Gross Profit, Margin, Total Debt, free cash flow, and Consolidated EBITDA
 “Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation. “Gross profit margin” is defined as gross profit as a percentage of revenue.
The Company believes that gross profit is a meaningful measure of the business as it portrays operating profits before general and administrative (“G&A”) overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NAEP uses this reference and related calculation are in relation to “gross profit margin”, “net income margin”, or “Consolidated EBITDA margin”.
NAEP believes that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
“Total Debt” is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under the Company’s Credit Facility (excluding outstanding Letters of Credit) excluding deferred financing costs; (iii) convertible unsecured subordinated debentures due in 2024 excluding deferred financing costs and; and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of the Company’s Credit Facility which uses a Total Debt and outstanding Letters of Credit to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. The Company believes Total Debt is a meaningful measure in understanding its complete debt obligations.
“Free cash flow” is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). The Company feels free cash flow is a relevant measure of cash available to service its Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
 “EBITDA” is defined as net income before interest expense, income taxes, depreciation and amortization.

NEWS RELEASE

“Consolidated EBITDA” is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.
The Company believes that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation and amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. The Company’s management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, its Credit Facility requires the Company to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the Credit Facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company’s computations of EBITDA and Consolidated EBITDA may vary from others in the industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income to Consolidated EBITDA is as follows:
	Three months ended
	March 31,
(dollars in thousands)	2017	2016
Net income	$9,599	$6,414
Adjustments:
Interest expense	1,366	1,656
Income tax expense	3,487	2,605
Depreciation	14,558	14,259
Amortization of intangible assets	352	415
EBITDA	29,362	25,349
Adjustments:
Loss on disposal of plant and equipment	214	113
Gain on disposal of assets held for sale	(68)	(123)
Equity classified stock-based compensation expense	774	572
Consolidated EBITDA	$30,282	$25,911

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”, “continue”, “should”, “estimate”, “potential”, “likely”, “target” or similar expressions.  Forward looking statements include the statement that the recent loss of an overburden stripping contract will likely result in a more normal, seasonally slow, second quarter; that work opportunities exist that will allow the Company to meet its growth targets for the full year; that the Company’s partnership with Dene Sky should expand its services to both the oil sands mining and in situ markets, including providing the Company access to additional work including earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services; that a re-balancing of oil supply and demand appears to be well  underway; that oil price appears to have stabilized in the low US$50's per barrel and that prices may head higher as 2017 unfolds; that it is unlikely that new mines will be announced until oil prices are much higher; that the drive for increased production on most existing mines should lead to greater volumes of recurring mine services for the Company to address; the Company’s expectation that the Canadian dollar will not significantly appreciate in 2017 and that its customers will receive a meaningful cost advantage due to that and that such cost advantage will, in turn, translate into more work opportunities for the Company; They Company’s belief that coming through the downturn with all of its MSAs intact or expanded will underpin its revenue expectations for several years; that the Company anticipates the Red Chris copper mine job to extend into 2017 and that this project represents the first of what the Company believes will be a stream of future opportunities from its diversification activities in the sector; the Company believes the project insight and knowledge gained by being a project partner increases its ability to accurately assess risk and price as a subcontractor; that the Company’s recent debt restructuring initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to allow the Company to remain competitive in its pricing and provide it with the ability to take advantage of organic growth and acquisition opportunities; and that the Company believes it has the work opportunities to still meet its financial growth targets for 2017.

NEWS RELEASE

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2017. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Finance and Information Technology
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca